Personal Airline Exchange, Inc.
dba Wing Tips

Financial Statements

December 31, 2021 and 2020

(With Independent Accountant's Review Report Thereon)

Independent Accountant's Review Report

The Owners
Personal Airline Exchange Inc.
Dba Wing Tips
San Antonio, Texas

We have reviewed the accompanying balance sheets of Personal Airline Exchange, Inc. dba Wing Tips (a C Corporation) as of December 31, 2021 and 2020, and the related statements of earnings and retained earnings, statement of changes in stockholder's equity and cash flows for the years then ended. A review includes primarily applying analytical procedures to Management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

We are required to be independent of Personal Airline Exchange, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements to our review.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles.

Williams, Steinert, Mask

Williams, Steinert, Mask LLP
San Antonio, Texas
June 13, 2022

PERSONAL AIRLINE EXCHANGE, INC.
DBA WING TIPS
Balance Sheets
December 31, 2021 and 2020

		2021	2020
Assets			
Current assets:			
Cash and cash equivalents	$	676,990	1,126
Notes receivable		-	1,085,000
Deferred tax asset		205,797	135,250
Total current assets		882,787	1,221,376
Property and equipment, net of accumulated depreciation of $9,833		108,167	-
	$	990,954	1,221,376
Liabilities and Stockholders' Equity			
Current liabilities:			
Accounts payable	$	16,578	15
Loan payable to shareholder		97	8,845
Accrued interest		39,165	12,010
Current maturities of long-term debt		1,090,000	-
Total current liabilities		1,145,841	20,870
Long-term debt, net of current maturities		75,000	1,165,000
Stockholders' equity:			
Common stock $.002 par value; 5,800,000 shares authorized, 4,149,678 shares issued and outstanding		6,687	6,687
Additional paid in capital		797,560	797,560
Retained earnings		(1,034,134)	(768,741)
Total stockholders' equity		(229,887)	35,506
	$	990,954	1,221,376

See independent accountant's review report of Williams, Steinert, Mask, LLP and accompanying notes to financial statements.

PERSONAL AIRLINE EXCHANGE, INC.
DBA WING TIPS
Statements of Earnings and Retained Earnings
Years Ended December 31, 2021 and 2020

	2021	2020
Sales	$ 3,940	$ -
Direct cost of revenue	25,418	-
Gross profit (loss)	(21,478)	-
General and administrative expenses	314,791	15,480
Losses before interest and tax	(336,268)	(15,480)
Interest income	328	-
Losses before income taxes	(335,940)	(15,480)
Income tax benefit (expense)	70,547	3,250
Net losses after income taxes	(265,393)	(12,230)
Retained earnings at beginning of year	(768,741)	(756,511)
Retained earnings at end of year	$ (1,034,134)	$ (768,741)

See independent accountant's review report of Williams, Steinert, Mask, LLP
and accompanying notes to financial statements.

PERSONAL AIRLINE EXCHANGE, INC.
DBA WING TIPS
Statements of Changes in Stockholder's Equity
Years Ended December 31, 2021 and 2020

	Common Stock Shares	Common Stock Amount	Additional Paid In Capital	Retained Earnings	Total Stockholder's Equity
Balance at December 31, 2019	4,043,678	$ 6,687	797,560	(756,511)	$ 47,736
Stockholder distributions	-	-	-	-	-
Net Income	-	-	-	(12,230)	(12,230)
Balance at December 31, 2020	4,043,678	6,687	797,560	(768,741)	35,506
Shares issued	106,000	-	-	-	-
Stockholder distributions	-	-	-	-	-
Net income	-	-	-	(265,393)	(265,393)
Balance at December 31, 2021	4,149,678	$ 6,687	797,560	(1,034,134)	$ (229,887)

See independent accountant's review report of Williams, Steinert, Mask, LLP
and accompanying notes to financial statements.

PERSONAL AIRLINE EXCHANGE, INC.
DBA WING TIPS
Statements of Cash Flows
Years Ended December 31, 2021 and 2020

	2021	2020
Cash flows from operating activities:		
Cash received from customers	$ 3,940	$ -
Cash paid to suppliers and employees	(286,658)	(3,455)
Interest income	328	-
Net cash used by operating activities	(282,389)	(3,455)
Cash flows from investing activities:		
Purchase of property and equipment	(118,000)	-
Net cash used by investing activities	(118,000)	-
Cash flows from financing activities:		
Proceeds from long-term debt	1,085,000	-
Payable to shareholder	(8,747)	8,845
Net cash provided by financing activities	1,076,253	8,845
Net increase (decrease) in cash and cash equivalents	675,864	5,390
Cash and cash equivalents at beginning of year	1,126	(4,264)
Cash and cash equivalents at end of year	$ 676,990	$ 1,126
Reconciliation of net earnings to net cash provided by operating activities:		
Net losses before income taxes	$ (335,940)	$ (15,480)
Noncash items included in net earnings:		
Depreciation	9,833	-
Other adjustments:		
Increase (decrease) in accounts payable	16,563	15
Increase (decrease) in accrued interest payable	27,155	12,010
Net cash used by operating activities	$ (282,389)	$ (3,455)

See independent accountant's review report of Williams, Steinert, Mask, LLP and accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies

Nature of Business

Personal Airline Exchange, Inc., dba Wing Tips, is a California Corporation. The Company was incorporated in 2008 and derives substantially all of its revenue as a regional air travel service. The Company's contract work is primarily charter aircraft costs paid on a per trip basis. Company is based in California for sales purposes to abide by California State laws, but Dripping Springs, Texas is the headquarters location. The entity commenced principal operations during 2021.

Use of Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to fixed assets on the balance sheet. Accordingly, actual results may differ from estimated amounts.

Airline Contracts

Personal Airline Exchange, Inc. operates a website that sells regional air travel. The Company has non-exclusive contracts with airline companies to fulfill the customers reservations.

Contract costs include all direct costs such as charter aircraft costs, as well as those indirect costs related to contract performance. General and administrative costs are charged to expense as incurred.

ASC 606 – The Companies have adopted the modified retrospective approach for the transition. The adoption of ASU NO. 2014-9 did not have an impact to opening retained earnings as there was no change in the timing or amount of revenue recognized under contracts with customers, as compared to the Companies' historical revenue recognition practices.

Revenues derived from the Companies' customers are similar in nature and are therefore not disaggregated.

Revenue is recorded when the flight occurs. Personal Airline Exchange, Inc. is a California Travel Agent and is required to hold funds in a separate account until the flight has occurred. Once the flight takes place, the funds are recognized as revenue. If the Company cannot perform the flight, the Company is obligated to provide a refund.

Depreciation

Depreciation of property and equipment is determined on the straight-line method. The estimated useful lives used in computing depreciation is 5 to 7 years for technology and computer equipment.

Cash and Cash Equivalents

For purposes of the statements of cash flows, cash equivalents include money market accounts and certificates of deposit less than 90 days from maturity without significant withdrawal restrictions.

Income Taxes

The liability method is used in accounting for income taxes of the Company. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

(1) Summary of Significant Accounting Policies (Continued)

ASU 2020-06

In August 2020, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2020-06, Accounting for Convertible Instruments and Contracts in an Entity's Own Equity, as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the "if-converted" method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company's current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The Company plans to early adopt the new guidance on January 1, 2021 using the modified retrospective approach and expects no cumulative effect of adoption to retained earnings. There is no expected impact to the Company's balance sheet, statements of operations or cash flows as the result of the adoption of this ASU.

(2) Income Taxes and Tax Status

Deferred income taxes reflect the tax effects of temporary differences between the carrying value of assets and liabilities for financial reporting and those amounts used for income tax purposes. The components of deferred tax assets and liabilities at December 31, 2021 and 2020 were as follows:

	2021	2020
Deferred tax assets:		
Net operating loss carryforward	$ 205,797	135,250
Income tax benefit (expense) is detailed as follows:		
Federal - current	$ 70,547	3,250

The Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes," an interpretation of FASB Statement No. 109 (FIN48), that clarifies the accounting and recognition for income tax positions taken or expected to be taken in the Company's income tax returns. The Company adopted the standard in 2009. Under FASB Interpretation No. 48, disclosure is not required of a loss contingency involving an unasserted claim or assessment when there has been no manifestation by a potential claimant of an awareness of a possible claim or assessment, unless it is considered probable that a claim will be asserted and there is a reasonable possibility that the outcome will be unfavorable. Using that interpretation, as of December 31, 2021 and 2020, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

In evaluating the Company's tax provisions and accruals, future taxable income, and the reversal of temporary differences, interpretations, and tax planning strategies are considered. The Company believes their estimates are appropriate based on current facts and circumstances.

(3) Concentration of Risk

Financial instruments which potentially subject the organization to concentrations of credit risk consist principally of temporary cash investments. In the normal course of business Personal Airline Exchange, Inc periodically maintains cash in its operating accounts in excess of the Federally insured amount. At December 31, 2021 and 2020 Personal Airline Exchange, Inc had approximately $419,626 and $0 respectively on deposit exceeding the federally insured limits.

(4) Fair Value

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures*, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

- **Level 1** – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in an active market.
- **Level 2** – Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, inputs that are derived principally from or corroborated by observable market data by correlation, or other means.
- **Level 3** – Inputs to the valuation methodology are unobservable and significant to the fair value measurements.

	2021		2020	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Convertible notes	$ 1,165,000	1,165,000	$ 1,165,000	1,165,000

(5) Convertible Notes

In December 2020, the Company issued convertible promissory notes in the aggregate principal amount of $1,085,000. The notes bear interest at 4% on the basis of a 365-day year for the actual number of days elapsed. All principal and interest on the notes are due on December 31, 2022. Principal on the notes are convertible at the option of the holders into shares of the Company's stock at a conversion price of the lesser of 80% of the per share price paid by the Investors and the price obtained by dividing $10,000,000 by the Company's fully diluted capitalization as of immediately prior to the initial closing of the Qualified Financing. Any unpaid accrued interest on this note shall be converted into Equity Securities on the same terms.

(4) Convertible Notes (Continued)

In December 2020, the Company completed a private offering for $1,085,000 million of convertible notes at 4% due December 31, 2022. The Company's repayment obligation to the Holder under this Note shall be on parity with the Company's obligation to repay all Notes issued pursuant to the Agreement. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay all the Notes in full, payment shall be made to the Holders of the Notes on a *pro rata* basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Holder hereunder. Holders of the notes may convert them into shares of our common stock subsequent to December 31, 2022 under a conversion price of $10,000,000 divided by the aggregate number of outstanding shares, which corresponds to an initial conversion price of approximately $2.99 per share. The conversion rate is subject to adjustment upon the occurrence of certain specified events, including, but not limited to, the issuance of certain stock dividends on common stock, the issuance of certain rights or warrants, subdivisions, combinations, distributions of capital stock, indebtedness or assets, cash dividends and certain issuer tender or exchange offers.

If, after aggregation, the conversion of this Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Holder otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

In January 2019, the Company issued to certain related parties convertible promissory notes in the aggregate principal amount of $75,000. The notes bear interest at 7.78% on the basis of a 365-day year for the actual number of days elapsed. All principal and interest on the notes are due on December 31, 2024. Principal on the notes are convertible at the option of the holders into shares of the Company's stock at a conversion price of $0.60 per shares prior to January 25, 2024 or a financing event

In May 2016, the Company issued convertible promissory notes in the aggregate principal amount of $5,000. The notes bear interest at 5% on the basis of a 365-day year for the actual number of days elapsed. All principal and interest on the notes are due on December 31, 2022. Principal on the notes are convertible at the option of the holders into shares of the Company's stock at a conversion price of the lesser of 75% of the per share price paid by the Investors and the price obtained by dividing $5,000,000 by the Company's fully diluted capitalization as of immediately prior to the initial closing of the Qualified Financing. Any unpaid accrued interest on this note shall be converted into Equity Securities on the same terms.

As discussed in Note 1 to our financial statements, we early adopted the provisions of ASU 2020-06. Accordingly, we evaluated the conversion feature of these notes offering for embedded derivative in accordance with ASC 815, *Derivatives and Hedging,* and the substantial premium model in accordance with ASC 470, *Debt.* Based on our assessment, separate accounting for the conversion features of these note offerings is not required.

(5) Stock Incentive Options

The Company's share-based compensation plans provide for granting incentive stock options to employees and consultants.

On October 26, 2021, the Company granted to it's employee an option to purchase 1,000 shares of the Company's stock at $2.75 per share, which is equal to the estimated fair value of the stock on the date of grant. The employee options vest in one year from the date of grant and are exercisable from then through a period of ten years from the date of grant. On October 26, 2021, the Company granted to a consultant and its Board Members options to purchase 5,000 shares of the Company's stock at $2.75 per share, which is equal to the estimated fair value of the stock on the date of grant. Of the stock options granted, 100,000 vest immediately and the remainder vest over a period of two years from the date of grant and are exercisable from then through a period of ten years from the date of grant.

(5) Stock Incentive Options (Continued)

The following is an analysis of employee options to purchase shares of the Company's stock issued and outstanding:

	Total Options	Weighted Average Exercise Price
Total options outstanding, January 1, 2020		
Granted	760,000	$ 0.80
Exercised	-	
Expred/cancelled	-	
Total options outstanding, December 31, 2020	760,000	0.80
Granted	106,000	2.75
Exercised	-	
Expired/cancelled	(60,000)	0.27
Total options outstanding, December 31, 2021	806,000	$ 1.10

	Total Options	Weighted Average Exercise Price
Nonvested options		
Nonvested options, January 1, 2020		
Granted	-	
Vested	-	
Forfeited	-	
Nonvested options, December 31, 2020	-	
Granted	106,000	$ 2.75
Vested	(101,750)	2.75
Forfeited	-	
Nonvested options, December 31, 2021	4,250	$ 2.75

(6) Stock Incentive Options (Continued)

Using the Black-Scholes-Merton option pricing model, management has determined that the options issued in 2021 have a value of $0. Total compensation cost is $0 for the 2021 options. For the year ended December 31, 2021, the Company will recognize no compensation cost or related deferred tax benefits related to the stock options granted.

	2021
Expected dividend yield	-
Risk-free interest rate	1.52%
Time to maturity (in years)	10
Expected volatility	50%
Fair value of options granted	$ -

At December 31, 2021, vested, exercisable employee options were outstanding for 806,000 shares at an exercise price between $0.80 and $2.75. The weighted average fair value of these options is $1.10. These options all have a remaining term between 2 and 10 years. Options for 4,250 shares, granted October 26, 2021, will vest between October 26, 2022 and October 26, 2023.

(7) Subsequent Events

Subsequent events were evaluated through June 13, 2022, the date on which the review report was available to be issued.

PERSONAL AIRLINE EXCHANGE, INC.
DBA WING TIPS
Indirect Cost, General and Administrative Expenses
Years Ended December 31, 2021 and 2020

	2021	2020
Bank service charge	$ 219	$ 449
Advertising and promotion	38,769	80
Business licenses and permits	870	844
Computer expense	4,104	-
Dues and subscriptions	2,084	80
Depreciation	9,833	-
Interest expense	27,155	5,255
IT infrastructure	24,694	8,700
Insurance	501	-
Miscellaneous	2,769	-
Office supplies and expense	4,372	72
Professional and consulting services	47,897	-
Salaries	144,934	-
Research	4,699	-
Telephone	933	-
Travel and lodging	958	-
	$ 314,791	$ 15,480

See independent accountant's review report of Williams, Steinert, Mask, LLP
on supplementary information.